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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                  AQUILA, INC.
                            (Name of Subject Company)

                                  AQUILA, INC.
                        (Name of Person Filing Statement)

             CLASS A COMMON STOCK, PAR VALUE $0.01 PER CLASS A SHARE
                         (Title of Class of Securities)

                                    03840J106
                      (CUSIP Number of Class of Securities)

                             JEFFREY D. AYERS, ESQ.
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                                  AQUILA, INC.
                         1100 WALNUT STREET, SUITE 3300
                           KANSAS CITY, MISSOURI 64106
                                 (816) 527-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                                 WITH A COPY TO:

                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-3939


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         Aquila, Inc., a Delaware corporation ("Aquila"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on December 14, 2001, and amended on December 17, 2001, December 20, 2001 and December 26, 2001, with respect to the offer by UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), being made pursuant to a preliminary prospectus and offer to exchange (the "Offer Document") filed on Schedule TO (the "Schedule TO")and contained in the Registration Statement on Form S-4, each as filed by UtiliCorp with the Securities and Exchange Commission on December 3, 2001, to exchange 0.6896 of a share of common stock, par value $1.00 per share, of UtiliCorp for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila (each, a "Class A Share") validly tendered in the offer and not withdrawn, and cash in lieu of fractional shares, upon the terms and subject to the conditions set forth in the Offer Document (which, together with the related letter of transmittal and other documents mailed with the Offer Document, as each may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

         The information set forth under the caption "Additional Information - Litigation" in the Schedule 14D-9 is hereby amended and supplemented by the addition of the following information at the end thereof:

         "On December 21, 2001, the Court of Chancery ordered the consolidation for all purposes of the nine separate complaints that were filed in the Court of Chancery, which are referenced above. In a Memorandum Opinion issued on January 3, 2002, the Court of Chancery denied the plaintiffs' motion for a preliminary injunction to enjoin the consummation of the Offer."

         "The opinion of the Court of Chancery discussed above is filed as Exhibit (a)(20) to this Schedule 14D-9 and incorporated herein by this reference."

ITEM 9. EXHIBITS

         The information set forth under the caption "Exhibits" in the Schedule 14D-9 is hereby amended and supplemented by the addition of the following information after paragraph (a)(19) thereof:

         "(a)(20) Memorandum Opinion of the Court of Chancery issued January 3, 2002" (incorporated by reference to Exhibit (i)(23) to Amendment No. 8 to the Schedule TO, filed by UtiliCorp on January 4, 2002)"


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2002.


                                   AQUILA, INC.



                                   By: /s/ JEFFREY D. AYERS
                                       ---------------------------------------
                                       Jeffrey D. Ayers
                                       General Counsel and Corporate Secretary





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                                  EXHIBIT INDEX

         (a)(20) Memorandum Opinion of the Court of Chancery issued January 3, 2002 (incorporated by reference to Exhibit (i)(23) to Amendment No. 8 to the Schedule TO, filed by UtiliCorp on January 4, 2002)

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